                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                    VIB CORP
 -------------------------------------------------------------------------------
                                (Name of Company)

                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    91823H106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 24, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 8 Pages                            Exhibit Index at page 7

-------------------------------------------------------------------------------
CUSIP NUMBER  91823H106                      Page      2    of   8    Pages
                                                       ---       ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners, Ltd. / 91-1908299

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)
                                              (b) X
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               N/A
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            -0-
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    -0-
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER
                    -0-
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -0- SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.0%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 2 of 8 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value (the "Shares"), of VIB CORP (the "Issuer"). The address of the principal executive offices of the Issuer is 1498 Main Street, El Centro, California 92243.

Item 2.  Identity and Background

     The person filing this statement is Financial Institution Partners, Ltd. (the "Company"), who is referred to herein as the "Reporting Person." The Company is a Nevada limited liability company formed for the purpose of investing in, among other things, the equity securities of various financial institutions.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Reporting Person, as well as the information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Reporting Person.

     Neither the Reporting Person or its executive officers, or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     N/A

Item 4.  Purpose of Transaction

     The Reporting Person has liquidated its position in the Shares.

     Except as described above, the Reporting Person does not have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 8 Pages

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 2 hereto, which is incorporated by reference herein, sets forth, as of July 27, 2001, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 12,233,681 Shares outstanding as of that date) as to the Reporting Person.

     (c) Schedule 3 hereto, which is incorporated by reference herein, describes, as of July 27, 2001, transactions in the Shares effected during the past sixty (60) days by the Reporting Person.

     (d)  None.

     (e)  July 24, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)

                                   Signatures

     After reasonable inquiry and to the best of his/its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, Ltd.,

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Manager

                         FINANCIAL INSTITUTION PARTNERS, Ltd.,

                         By:  /s/ Steven D. Hovde
                         ----------------------------------------------
                              Steven D. Hovde
                         Its: Manager

Dated:    07/27/01
          ----------


                                   Schedule 1

                  INFORMATION RELATING TO THE REPORTING PERSON

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited Liability Company formed to make
Partners, Ltd.                     investments primarily in equity securities
                                   of financial institutions.
                                   1629 Colonial Parkway
                                   Inverness, IL 60067
                                   Organized: State of Nevada


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(1)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (2)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(1) Steven D. Hovde is a Manager of Financial Institution Partners, Ltd.

(2) Eric D. Hovde is a Manager of Financial Institution Partners, Ltd.

                                   SCHEDULE 2

     The following table sets forth the number and approximate percentage of Shares beneficially owned by the Reporting Person.


                              Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Financial Institution         -0-                           0.0%
Partners, Ltd.
-------------------------------------------------------------------------------
Aggregate Shares Held by      -0-                           0.0%
the Reporting Person


                                   SCHEDULE 3

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Person has effected the following transactions in the Shares within sixty (60) days of July 27, 2001:

-------------------------------------------------------------------------------
               Transaction    Number    Transaction    Transaction   Broker
               Date           of Shares Price          Type
-------------------------------------------------------------------------------

Financial       07/24/01      828,255   $7,350,763.13  Sell          Private
Institution                                                          Sale
Partners, Ltd.

                                  EXHIBIT INDEX
                                                                      Page

Exhibit A  - Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)      8

Page 7 of 8

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R.  13d-1(f)(1)

Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FININACIAL INSTITUTION PARTNERS, Ltd.,

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    By:  /s/ Steven D. Hovde
                    -------------------------------------------------
                         Steven D. Hovde
                    Its: Managing Member


Dated:    07/27/2001
          ----------

Page 8 of 8